SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GenCorp Inc.
(Name of Subject Company and Filing Persons (Issuer))

2¼% Convertible Subordinated Debentures due 2024
(Title of Class of Securities)

368682 AL 4
(CUSIP Number of Class of Securities)

Kathleen E. Redd
Vice President, Chief Financial Officer and Assistant Secretary
2001 Aerojet Road
Rancho Cordova, CA 95742
(916) 355-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:

Steve Wolosky, Esq.
Jeffrey S. Spindler, Esq.
Olshan Frome Wolosky LLP
65 East 55th Street
New York, NY 10022-1106
(212) 451-2300

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee **
$253,808.06	$29.49

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the repurchase of all outstanding 2¼% Convertible Subordinated Debentures due 2024 for the principal amount outstanding plus accrued and unpaid interest up to but excluding November 15, 2014.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $128.80 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable		Filing Party: Not Applicable
Form or Registration No.: Not Applicable		Date Filed: Not Applicable

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.

☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

Pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of November 23, 2004 (the “Indenture”), between GenCorp Inc., a Delaware corporation (the “Company”), and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.), a national banking association organized under the laws of the United States of America, as trustee, for the Company’s 2¼% Convertible Subordinated Debentures due 2024 (the “Debentures”), this Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by the Company with respect to the right of each holder (each a “Holder”) of the Debentures to require the Company to repurchase all or a portion of its Debentures on November 17, 2014, as set forth in the Company Repurchase Notice to Holders of Debentures, dated October 15, 2014 (the “Company Repurchase Notice”).

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Items 1 through 9.

The Company is the issuer of the Debentures and is obligated to repurchase all of the Debentures that are properly tendered by the Holders under the terms and subject to the conditions set forth in the Indenture, the Debentures and the Company Repurchase Notice.  Under certain circumstances, the Debentures may be convertible into shares of common stock, $0.10 par value, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Debentures.  None of the Debentures is currently convertible into shares of common stock of the Company.

The Company maintains its principal executive offices at 2001 Aerojet Road, Rancho Cordova, California 95742 and the telephone number there is (916) 355-4000.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Company Repurchase Notice is incorporated by reference into this Schedule TO.

Item 10.  Financial Statements.

(a)           Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company believes that its financial condition is not material to a Holder’s decision whether to exercise its right to require the Company to repurchase all or a portion of its Debentures on November 17, 2014 because (i) the consideration to be received by Holders electing to exercise such right will consist solely of cash, (ii) the offer is not subject to any financing conditions, (iii) the offer applies to all outstanding Debentures and (iv) the Company is a public reporting company that files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission.

(b)           Not applicable.

Item 11.  Additional Information.

(a)           Not applicable.

(b)           Not applicable.

Item 12.  Exhibits.

Exhibit Number	Description
(a)(1)	Company Repurchase Notice to Holders of 2¼% Convertible Subordinated Debentures due 2024, dated October 15, 2014.

(a)(5)	Press release issued on October 15, 2014.

(b)	Not applicable.

(d)(1)
Indenture, dated as of November 23, 2004, between GenCorp Inc. and The Bank of New York Trust Company, N.A., as trustee relating to GenCorp Inc.’s 2¼% Convertible Subordinated Debentures due 2024 was filed as Exhibit 4.01 to GenCorp Inc.’s Current Report on Form 8-K/A dated November 23, 2004 and filed on December 1, 2004 (File No. 1-1520), and is incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2014	GENCORP INC.

	By:	/s/ Kathleen E. Redd
		Name:	Kathleen E. Redd
		Title:	Vice President, Chief Financial Officer and Assistant Secretary

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Company Repurchase Notice to Holders of 2¼% Convertible Subordinated Debentures due 2024, dated October 15, 2014.

(a)(5)	Press release issued on October 15, 2014.

(b)	Not applicable.

(d)(1)
Indenture, dated as of November 23, 2004, between GenCorp Inc. and The Bank of New York Trust Company, N.A., as trustee relating to GenCorp Inc.’s 2¼% Convertible Subordinated Debentures due 2024 was filed as Exhibit 4.01 to GenCorp Inc.’s Current Report on Form 8-K/A dated November 23, 2004 and filed on December 1, 2004 (File No. 1-1520), and is incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.